FEDERAL INSURANCE COMPANY
Endorsement No.: 13
	Bond Number:	82071556
NAME OF ASSURED: RBC FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on June 1, 2009
	to	12:01 a.m. on July 15, 2010

This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 25, 2010

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Exhibit A

Resolutions adopted by the Board of Trustees at a Meeting held on March 23, 2010

RESOLVED, that it is the finding of a majority of the Board of Trustees and separately by a majority of the Independent Trustees, that the extension of the Trust’s current fidelity bond issued by Federal Insurance Company (“Chubb”) (the “Bond”), in the amount of $2,500,000 for a period commencing on June 1, 2010 and ending on July 15, 2010, be, and hereby is, approved; and further

RESOLVED, that it is the finding of a majority of the Board of Trustees and separately by a majority of the Independent Trustees, that the premium of $1,307 to be paid for such Bond for the extension period commencing on June 1, 2010 and ending on July 15, 2010, be, and hereby is, fair and reasonable; and further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Trust as they may deem necessary or desirable to carry out the intent or purpose of the foregoing resolutions.